WELLS GROUP

Wells Group of New York, Inc.
166 Fifth Ave
New York NY 10010

ALT Distilling, Inc.
Attn: Becca Gardner

Dear Mrs. Gardner

We, Wells Group of New York, Inc. ("WGNY"), have performed consulting services for ALT Distilling, Inc. ("the Client") to assess reasonableness of financial data provided for Alt Distilling, Inc ("the Company"). WGNY reviewed the consolidated Profit & Loss ("P&L"), Balance Sheet and Cash Flow statements to verify that financial statements were prepared on an accrual basis and were reported with a reasonable level of accuracy (based on materiality). WGNY also made efforts to differentiate between material deviations from accrual basis accounting and immaterial deviations from accrual basis accounting.

The sufficiency of the services is solely the responsibility of the Management of the Client. Consequently, we make no representations regarding the sufficiency of the procedures described herein either for the purpose for which this report has been requested or for any other purpose.

For the purpose of this engagement, we have accepted as accurate the accounting records of the Company and therefore, we are not directly responsible for such accuracy. However, we have made best efforts to assess level of accuracy. Similarly, we have relied on the accuracy of the representations provided to us by the Management of the Company. Except as otherwise stated, we did not corroborate such representations and information.

We were not engaged to, and did not perform an audit, the objective of which would be an expression of an opinion on the specific elements, accounts, or items. Accordingly, we do not express such an opinion. Also, we express no opinion on the Company's internal control systems over financial reporting or any part thereof.

In performing the specified procedures to verify balances of key General Ledger accounts, we have accumulated data and prepared various analysis. The procedures performed and related findings are presented in the attached report.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the use of the Client and should not be used by those who have not taken responsibility for the sufficiency of the procedures for their purposes. It may not be released to any third party without our prior written consent.

Sincerely,

Evan
Zawatsky,CPA
Partner
November 20, 2023

NOTICE TO READER
Limits on Distribution and Scope

Limits on report distribution

This report was prepared exclusively for Client's sole benefit and use.

This report is not to be referred to or quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document, or in any other manner, without WGNY's prior written approval.

Access to this report by a party other than the Client requires the express consent of WGNY and each recipient must sign a release letter in a form satisfactory to WGNY prior to obtaining a copy of this report or receiving information from WGNY derived from this report. Unauthorized use of this report is strictly prohibited.

By obtaining and reading this report, the reader acknowledges and agrees to the following terms and restrictions; in addition to the terms and restrictions set forth in the required release letter with WGNY:

- The reader of this report understands that the work performed by WGNY was performed in accordance with instructions provided by Client and was performed exclusively for Client's sole benefit and use.

- The reader of this report acknowledges that this report was prepared at the direction of Client and may not include all procedures deemed necessary for the purposes of the reader.

- The reader agrees that he/she does not acquire any rights as a result of such access and acknowledges that WGNY does not assume any duties or obligations to the reader in connection with such access.

- The reader agrees to release WGNY and its personnel from any claim by the reader that arises as a result of having access to the report.

- The reader acknowledges and agrees that access to this report is being provided for informational purposes only and that the reader is responsible for determining the scope of, and performing, any other investigative procedures with respect to the matter covered by this report and otherwise.

Limited scope

The data included in this report has been extracted from information supplied to us during discussions with the Company and through records provided to us by the Company. Except where otherwise stated, our procedures focused on information provided by the Company.

The procedures we performed were limited to those which the Client determined best meet their informational needs and, as such, our procedures do not constitute an audit of the financial statements or an examination of internal controls. We have not independently verified the information gathered or contained in this report and, accordingly, express no opinion and make no representations concerning its accuracy or completeness. There may be items fulfilled in our procedures that are not reported on.

In accordance with the terms of our engagement, this report may not be suited for any purpose other than to assist the Client in their evaluation of the Company, and, as such, for the Client's internal use only or for use by any external party that his report was directly created for. Given the fact that many aspects of the transaction have either not been finalized or are not yet documented, certain changes may materially affect the financial information we have received and included in this report. We have no obligation to update our report or to revise the information contained herein because of events and transactions occurring subsequent to the date of this report.

Currency

Unless otherwise indicated, dollar amounts in this report are in US dollars and in thousands.

COMPANY OVERVIEW
Company Background and Summary Financial Information

Summary Income Statement

Income Statement			
	2021	**2022**	**Jan-July 2023**
Sales	-	97,296	140,009
Cost of Goods Sold	-	44,621	65,873
Gross Profit	**-**	**52,675**	**74,136**
Total Expenses	**242,998**	**556,148**	**272,528**
Net Operating Income	**(242,998)**	**(503,473)**	**(198,393)**
Other Income	-	-	197
Depreciation and Interest Expenses	10,303	45,875	30,236
Net Income	**(253,301)**	**(549,348)**	**(228,431)**

Basis of Presentation

The tables to the left and throughout this report present the Company's income statement and balance sheet

Company Background

- The Company produces low and zero-proof alternative beverages with a focus on Wholesale and DTC markets.

- The Company's primary source of revenue is sales of its zero-proof beverage, which is available in three flavors, Whiskey, Gin and Tequila, and is sold in single bottles or packs of six.

- The Company incurs operating expenses to manage and maintain its business. Significant expenses included payments to contractors, payroll and fulfilment costs.

Profit and Loss Statement

Income Statement

Income Statement			
	2021	**2022**	**Jan-July 2023**
Sales	-	97,296	140,009
Cost of Goods Sold	-	44,621	65,873
Gross Profit	**-**	**52,675**	**74,136**
Expenses			
Advertising & Marketing	13,359	70,080	8,394
Payroll and Benefits	83,195	259,072	120,289
Professional Fees	76,885	80,739	110,145
Fulfillment	128	12,243	20,559
Bank Charges & Fees	659	436	851
Office, Software, and Supplies Expense	1,728	8,261	6,597
General and Administrative	25,437	104,690	4,152
Research and Development	41,607	20,627	1,541
Total Expenses	**242,998**	**556,148**	**272,528**
Net Operating Income	**(242,998)**	**(503,473)**	**(198,393)**
Other Income	-	-	197
Depreciation and Interest Expenses	10,303	45,875	30,236
Net Income	**(253,301)**	**(549,348)**	**(228,431)**

P&L Commentary

- P&L is, within reason, reported on an accrual basis. The Company makes its best efforts to prepare accrual financials on a monthly and annual basis.
- **Revenue** is predominantly made up of beverage sales and is recognized upon shipment. WGNY reviewed DTC and Wholesale source data and confirmed it aligned with the financial statements. In addition, WGNY inquired within the Company for material transactions and confirmed the ship date to ensure revenue was recognized in the appropriate period.
- **Costs of Goods Sold** includes the unit cost of sold product. This unit cost includes raw materials, production, and freight. WGNY recalculated the cost of goods sold expense for the 2023 year and ensured expenses were appropriately classified in the correct period.
- WGNY reviewed the **Payroll and Benefits** account and found that the amounts within are reasonable and consistent with normal payroll operations.
- The Company's **Fulfillment** expenses include the cost of storing, packing, and distributing the product from the company's third-party warehouse to the customer. WGNY reviewed this activity for reasonableness noting it is within the scope of business operations.
- The **Professional Fees** account consists of legal, professional, and contractor fees. WGNY reviewed these expenses for reasonableness and noted all expenses were within the scope of business operations.
- WGNY reviewed the remaining **Operating Expenses** for reasonableness and found that amounts recorded for operating expenses were in line with a Company in the business line of selling non-alcoholic beverages. WGNY reviewed the general ledger detail to assess the reasonableness of vendors recorded as well as the timing of expenses to assess adherence to accrual standards.
- **Depreciation and Interest Expense** is for a piece of equipment known as a Rotovap, which is used in production of the non-alcoholic beverages. This asset has a useful life of 5 years and is carried on the balance sheet at cost less accumulated depreciation. Prior to 2023, depreciation expense was booked on a yearly basis using the straight-line method. In 2023, depreciation is booked monthly. WGNY recalculated depreciation and tied out to the financial statements without exception. Interest Expense relates to accrued interest on the outstanding Convertible Notes. WGNY recalculated accrued interest and tied to the financial statements.

Balance Sheet

Balance Sheet

Balance Sheet			
As of:	**Dec 31 2021**	**Dec 31 2022**	**July 31 2023**
ASSETS			
Current Assets			
Cash and Cash Equivelents	588,964	290,714	288,622
Accounts Receivable	-	15,389	44,579
Inventory	79,055	254,103	192,498
Other Current Assets	2,473	-	728
Total Current Assets	**670,492**	**560,206**	**526,427**
Fixed Assets (Net)	3,912	7,200	6,150
TOTAL ASSETS	**674,404**	**567,406**	**532,577**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	10,827	6,606	13,970
Other Current Liabilities	14,988	8,112	15,318
Total Current Liabilities	**25,815**	**14,718**	**29,289**
Convertible Notes	935,303	1,314,326	1,493,357
Total Liabilities	**961,118**	**1,329,044**	**1,522,646**
Equity			
Retained Earnings	(48,159)	(301,459)	(850,807)
Net Income	(253,301)	(549,348)	(228,431)
Stockholders Equity	14,746	89,169	89,169
Total Equity	**(286,713)**	**(761,638)**	**(990,069)**
TOTAL LIABILITIES AND EQUITY	**674,404**	**567,406**	**532,577**

Balance Sheet Commentary

- WGNY reviewed all material GL accounts of the Balance Sheet and obtained supporting work papers and methodology and/or support for each:
- **Cash and Cash Equivalents:** Bank reconciliations were obtained and reviewed for all bank and lockbox accounts, allowing WGNY to deem balances as per the balance sheet to be reasonable.
- **Accounts Receivables:** The Company's accounts receivables are mainly with Wholesale partners. The typical terms of these sales are net 30. The Company has had limited collections issues and therefore does not have an allowance for doubtful accounts. WGNY reviewed the outstanding receivables for reasonableness and ensured that there were no long outstanding balances.
- **Inventory:** The company's inventory is broken down into two categories, finished goods and materials. Finished goods include products that are readily available for sale, while materials include any raw materials or work in process. WGNY reviewed transaction-level details and confirmed that the items were correctly categorized between raw materials and finished goods.
- **Fixed Assets (Net):** WGNY obtained the support for the fixed asset, a Rotovap, and verified that the amounts recorded for fixed asset on the balance sheet, totaling $6k as of July 2023, were within a reasonable variance of the purchases amount. Additionally, WGNY reperformed the depreciation calculation for the years 2021 to July 2023. WGNY assumed a useful life of 5 years for the equipment. WGNY estimated accumulated depreciation to be $4.6k from 2021 to July 2023.
- **Other Current Liabilities**: WGNY reviewed the other current liabilities account consisting of Credit Card expenses and Accrued Expenses which are for contractor fees. WGNY tied out the credit card to statements from Chase Bank noting they agreed within a reasonable amount. Accrued Expenses were reviewed for reasonableness with no exceptions noted.
- **Convertible Notes**: The convertible notes account contains the balance of convertible notes held with shareholders as well as the related accrued interest. WGNY reviewed the original documentation for the convertible notes and tied out all but $25k relating to an entry outside the period in scope. WGNY noted no cash flow implications with the $25k entry. WGNY also recalculated the accrued interest on the convertible notes without exception.
- **Stockholders Equity:** WGNY reviewed shareholders' equity activity from 2021 through July 2023 for accuracy and tied out all to supporting documentation.

Consolidated Statements of Equity

.

| Consolidated Statements of Equity | Common Stock | | Retained Earnings (Accumulated | |
December 31, 2021 & 2022	Shares	Amount	Deficit)	Total
Beginning Balance, January 1, 2021	9,000,000	$ 900	$ (48,159)	(47,259)
Issuance of Stock	11,000,000			
Stock Based Compensation Expense		13,846		13,846
Net Loss			(253,301)	(253,301)
Ending Balance, December 31, 2021	**20,000,000**	**$ 14,746**	**(301,459)**	**(286,713)**
Issuance of Stock	3,749,999	-		-
Repurchase/Cancellation of Common Stock	(2,307,692)	-		-
Stock Based Compensation Expense		74,423		
Net Loss			(549,348)	(549,348)
Ending Balance, December 31, 2022	**21,442,307**	**$ 89,169**	**(850,807)**	**(761,638)**

Statement of Cashflows

Statement of Cash Flows			
	2021	**2022**	**Jan-July 2023**
OPERATING ACTIVITIES			
Net Income	(253,301)	(549,348)	(228,431)
Adjustments to Net Cash provided by operations:			
Accounts Receivable (A/R)	-	(14,444)	(28,280)
Inventory	(79,055)	(175,047)	61,605
Other Current Assets	(2,473)	2,473	(728)
Depreciation Expense	-	1,800	1,050
Accumulated Depreciation	-	-	-
Accounts Payable (A/P)	10,827	(4,221)	7,364
Other Current Liabilities	14,988	(6,876)	7,206
Total Adjustments to Net Cash provided by operations:	**(55,713)**	**(196,315)**	**48,217**
Net cash provided by operating activities	**(309,014)**	**(745,663)**	**(180,214)**
INVESTING ACTIVITIES			
PP&E	(3,912)	(5,088)	-
Net cash provided by investing activities	**(3,912)**	**(5,088)**	**-**
FINANCING ACTIVITIES			
Accrued Interest Expense	10,303	44,024	29,031
Convertible Notes	875,000	335,000	150,000
Common Stock	13,846	74,423	-
Net cash provided by financing activities	**899,149**	**453,447**	**179,031**
Net cash increase for period	**586,223**	**(297,304)**	**(1,183)**

Summary of Accounting Policies

Revenue Recognition: The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. The Company has recorded $237,304 in revenue from 2021 through July 31, 2023.

Accounts Receivable: The Company's receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables represents their estimated net realizable value. The Company does not have an allowance for doubtful accounts nor does The Company record bad debts. As of July 31, 2023, the accounts receivable balance was $42,723.

Fixed Assets: Equipment on the balance sheet is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the asset.

Inventory: Inventory is stated at cost on the balance sheet and is expensed to cost of goods sold using a weighted average costing method. As of July 2023, The Company has not performed a physical inventory count. As of July 31, 2023, the balance of inventory related to raw materials totaled $25,090 and the balance related to finished goods inventory was $167,407.

Advertising Expense: The Company expenses advertising costs as they are incurred.

Stockholders' Equity: Under the articles of incorporation, the total number of common shares of stock that the Company has the authority to issue is 30,000,000. As of July 31st, 2023, 21,442,307 shares are outstanding. Alt Distilling, Inc, books stock-based compensation on an annual basis. Stock based compensation expense is included in General and Administrative expenses. In 2021 and 2022 Alt Distilling, Inc incurred $13,846 and $74,423 in stock-based compensation expenses, respectively. Alt Distilling, Inc has not booked 2023 compensation expense in the reporting period presented.